UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

 ARCOS DORADOS HOLDINGS INC.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-35129	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

Dr. Luis Bonavita 1294, 5th Floor, Office 501
Montevideo Uruguay 11300 WTC Free Zone

(Address of principal executive offices and Zip Code)

Juan David Bastidas

Chief Legal Officer

 +598 2626-3000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In 2015, Arcos Dorados Holdings Inc. (the “Company”) contracted to manufacture products that contain certain “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that may be necessary to the functionality or production of such products. These products include certain toys that have LED lights that contain cassiterite (or its derivative, tin) and gold.

Conflict Minerals Disclosure

The Company has conducted in good faith a reasonable country of origin inquiry regarding such conflict minerals. This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources.

As part of this inquiry, the Company identified all of its suppliers with which it contracted to manufacture products that could have contained conflict minerals in the year ended December 31, 2015. The Company sent conflict minerals questionnaires to, and received responses from, all of these suppliers. One of these suppliers indicated that some of the products it manufactures for the Company contain certain conflict minerals. The Company subsequently sought additional information and clarifications from this supplier for the purposes of its reasonable country of origin inquiry.

As a result of this reasonable country of origin inquiry, the Company has no reason to believe that any necessary “conflict minerals” contained in its products may have originated in the Democratic Republic of the Congo or an adjoining country.

This “Conflicts Minerals Disclosure” is also available on our website at www.arcosdorados.com/ir.html (Governance tab). The information contained on, or that can be accessed through, our website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCOS DORADOS HOLDINGS INC.

By:	/s/ Juan David Bastidas
Name:	Juan David Bastidas
Title:	Chief Legal Officer

Dated: May 23, 2016